SOMO, INC.

Vaclavske namesti 21

Prague, Czech Republic 11000

Tel. 702-751-0600

Email: somoincorp@gmail.com

March 9, 2015

Mr. Jeff Kauten,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Somo, Inc.

       Amendment No. 3 to Registration Statement on Form S-1

       Filed February 5, 2015

       File No. 333-198771

Dear Mr. Jeff Kauten:

In accordance with your phone conversation with Scott Doney, the Company’s attorney, held on March 6, 2015, Somo, Inc. files Amendment No.4 to the Registration Statement on Form S-1 that includes amended November 30, 2014 financials, legal opinion and updated auditor consent.

Please direct any further comments or questions you may have to the company at somoincorp@gmail.com.

Thank you.

Sincerely,

/S/ Olga Chernykh

Olga Chernykh, President